SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

MF GLOBAL LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Shares, $1.00 par value per share

(Title of Class of Securities)

G60642108

(CUSIP Number of Class of Securities)

Howard Schneider, Esq.

717 Fifth Avenue

New York, NY 10022

(212) 589-6200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

David B. Harms, Esq.

Catherine M. Clarkin, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

(212) 558-4000

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On June 19, 2009, MF Global Ltd. (“MF Global” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) a Preliminary Proxy Statement for the 2009 Annual Meeting of Shareholders of MF Global to be held on August 13, 2009 (the “Preliminary Proxy Statement”), a copy of which is filed as Exhibit 99.1 to this Schedule TO and is incorporated herein by reference. The Preliminary Proxy Statement contains, among other things, a proposal to be submitted to MF Global’s shareholders to approve the implementation of a one-time share option exchange program for employees, other than the Company’s executive officers and directors (the “Option Exchange Program”).

Neither the Preliminary Proxy Statement nor this filing on Schedule TO constitutes an offer to holders of eligible options to exchange such options. MF Global will only commence an exchange offer, if at all, if the Company’s shareholders approve the proposed Option Exchange Program. MF Global will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of an exchange offer under the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Option Exchange Program.

In connection with the proposal to be voted on by MF Global’s shareholders to approve the Option Exchange Program, MF Global has filed a Preliminary Proxy Statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. MF Global shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program.

MF Global shareholders and option holders will be able to obtain the written materials described above and other documents filed by MF Global with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by MF Global with the SEC by directing a written request to: MF Global Ltd., 717 Fifth Avenue, New York, New York 10022, Attention: Investor Relations.

Item 12.	Exhibits.

Exhibit Number	Description
99.1	Preliminary Proxy Statement for the 2009 Annual Meeting of Shareholders (filed with the Securities and Exchange Commission on June 19, 2009 and incorporated herein by reference)

99.2	E-mail from the Office of General Counsel to MF Global Management Committee, HR Personnel and IR/Communications team regarding communication guidelines for proposed share option exchange program

99.3	Employee Share Option Exchange Program – Frequently Asked Questions

99.4	Communication from Thomas Connolly, Global Head of Human Resources, dated June 19, 2009, regarding proposed share option exchange program